Nasdaq Regulation

Arnold Golub
Vice President
Office of General Counsel

September 13, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 12, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Arm Holdings plc (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing one ordinary share, nominal value £0.001 per share

Ordinary shares, nominal value £0.001 per share*

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

* Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market LLC.